                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 FORM 11-K

	FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
          AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934




ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended:         June 30, 2002
                           ---------------------------------------------------
Commission file number:            0-12751
                         -----------------------------------------------------
A.  Full title of the plan:

                                   DeVry Inc. Profit Sharing Retirement Plan
------------------------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                                   DeVry Inc.
                                   ONE TOWER LANE, SUITE 1000
                                   OAKBROOK TERRACE, ILLINOIS 60181
------------------------------------------------------------------------------





                         REQUIRED INFORMATION

The Plan's audited financial statements and other required information are attached on the following pages.



                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following administrator of the DeVry Inc. Profit Sharing Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              DeVry Inc. Profit Sharing Retirement Plan
                              -----------------------------------------
                                            (Name of Plan)



Date: December 23, 2002       By:  /s/Marilynn J. Cason
      -----------------            --------------------
                                   Marilynn J. Cason - Administrator


                        Total Number of Pages 15

                                DEVRY INC.
                      PROFIT SHARING RETIREMENT PLAN

                   REPORT ON AUDITED FINANCIAL STATEMENTS
                        AND SUPPLEMENTAL SCHEDULE

                     YEARS ENDED JUNE 30, 2002 AND 2001

                                DEVRY INC.
                      PROFIT SHARING RETIREMENT PLAN
                      ------------------------------


                            TABLE OF CONTENTS
                            -----------------


                                                                Pages
                                                                -----
Independent Auditors' Report                                     1-2

Financial Statements:

  Statements of Net Assets Available for Benefits                 3

  Statements of Changes in Net Assets Available
   for Benefits                                                   4

  Notes to Financial Statements                                 5-10

Supplemental Schedule:

  Schedule of Assets Held for Investment Purposes                 11

                        Independent Auditors' Report
                        ----------------------------

To the Participants and Administrator of The DeVry Inc. Profit Sharing Retirement Plan


We have audited the accompanying statements of net assets available for benefits of DeVry Inc. Profit Sharing Retirement Plan (the Plan) as of
June 30, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of DeVry Inc. Profit Sharing Retirement Plan as of June 30, 2002 and 2001 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at June 30, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 /s/Hill, Taylor LLC

November 8, 2002

                                DEVRY INC.
                      PROFIT SHARING RETIREMENT PLAN
                      ------------------------------
               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
               -----------------------------------------------
                          JUNE 30, 2002 AND 2001
                          ----------------------

                                             2002              2001
                                        -------------     -------------
Assets
-----
Investments, at market value            $ 140,587,223     $ 148,801,272

Receivables:
  Accrued investment income                     7,222            15,274
  Employee 401(k) contributions               419,855           391,870
  Company contributions                     4,443,190         3,819,966
                                        -------------     -------------
Net Assets Available for Benefits       $ 145,457,490     $ 153,028,382
                                        =============     =============









The accompanying notes are an integral part of these financial statements.


                                DEVRY INC.
                      PROFIT SHARING RETIREMENT PLAN
                      ------------------------------
                   STATEMENTS OF CHANGES IN NET ASSETS
                         AVAILABLE FOR BENEFITS
                         ----------------------
                    YEARS ENDED JUNE 30, 2002 AND 2001
                    ----------------------------------


                                                   2002            2001
                                              -------------   -------------
Additions:
 Additions to net assets attributed to:
  Employee 401(k) contributions               $   9,835,210   $   8,810,870
  Employer 401(k) matching contributions          2,219,710       1,964,715
  Company discretionary contributions             4,348,394       3,733,278
  Assets transferred from other plans               457,083         230,635
  Interest and dividends on invested funds        3,000,888       3,461,598
  Realized and unrealized gains
   on invested funds                              2,172,945       3,907,879
                                              -------------   -------------
       Total additions                           22,034,230      22,108,975
                                              -------------   -------------
Deductions:
 Deductions from net assets attributed to:
  Investment and administrative expenses            120,939         146,982
  Distributions to employees                      4,475,126       7,162,205
  Realized and unrealized losses
   on invested funds                             25,009,057      14,224,198
                                              -------------   -------------
      Total deductions                           29,605,122      21,533,385
                                              -------------   -------------
      Net increase (decrease)                    (7,570,892)        575,590

Net assets available for benefits:
 Beginning of year                              153,028,382     152,452,792
                                              -------------   -------------
 End of year                                  $ 145,457,490   $ 153,028,382
                                              =============   =============


The accompanying notes are an integral part of these financial statements.

                                DEVRY INC.
                      PROFIT SHARING RETIREMENT PLAN
                      ------------------------------
                      NOTES TO FINANCIAL STATEMENTS
                      -----------------------------
                    YEARS ENDED JUNE 30, 2002 AND 2001
                    ----------------------------------


1. General Description of the Plan:
   --------------------------------

The following brief description of the DeVry Inc. Profit Sharing Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan, as amended, is a participant-directed defined contribution plan with elective employee participation on a before-tax basis under Section 401(k) of the Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all United States of America employees of DeVry Inc. (the Company), and its subsidiaries, eligible on the date of hire to make employee contributions. Participants are eligible for the Company's matching contributions and profit sharing contributions after completing one year of service with 1,000 or more hours worked. New employees who were participants in other qualified retirement plans are permitted to transfer their vested account balances to the Plan. The Plan covered 3,679 and 3,176 of the Company's employees at June 30, 2002 and 2001, respectively. This includes 987 and 839 former employees for whom benefits had not yet been distributed as of June 30, 2002 and 2001, respectively. The Plan was last amended to be effective as of January 1, 2002, to reflect the adoption of certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

The Company is the administrator of the Plan. Effective July 1, 2000, the Company engaged American Express Retirement Services as trustee of the Plan to perform certain administrative and record keeping services.

Pursuant to the Plan, eligible employees may elect to contribute from 1-15% of their annual eligible compensation on a before-tax basis as limited by the Internal Revenue Code. Highly compensated employees of the Company, as defined by the Internal Revenue Code, are limited to contributing a maximum of 10% of their compensation. In accordance with the Internal Revenue Code, eligible employees could contribute a maximum of $11,000 and $10,500 during calendar years 2002 and 2001, respectively.

The Company makes a matching contribution for all participants who have elected to make 401(k) contributions. This matching contribution is equal to 1% of gross pay if a participant contributes 1% of his or her eligible compensation. The matching contribution is 2% if a participant contributes 2% or more of his or her eligible compensation. The Company may also make a discretionary contribution in an amount determined annually by its board of directors.

   --------------------------------------------

Participants in the Plan may elect each month to invest their contributions and previous account balances in 1% increments in any of the funds described below. However, investments in the DeVry Inc. Stock Fund may be made only with current period contributions and are limited to 25% of these contributions. Prior account balances may not be allocated to this fund.

U.S. Government Securities Fund II - Invests in direct U.S. Government obligations including Treasury bills and other short-term securities backed by the full faith and credit of the U.S. Government. The assets are managed by American Express Trust Company as part of the American Express Trust U.S. Government Securities Fund II.

Income Fund - Invests in commercial mortgages and privately placed and publicly traded fixed income securities, including corporate bonds, asset-backed securities and residential mortgage bonds. The assets are invested in the CIGNA Income Fund.

Bond Fund - Invests in high-quality, highly liquid fixed income securities. The Fund may invest in investment grade fixed-income securities, including U.S. Government (and agency) securities, corporate bonds, mortgage-related securities, and asset backed securities. The assets are invested in the American Express Bond Fund (Class Y).

Balanced Fund - Invests in a broadly diversified portfolio of high yielding securities including common stocks, preferred stocks, convertible securities and bonds. Emphasis is placed principally on current income with capital growth a secondary consideration. The assets are invested in the AIM Balanced Fund (Class A).

Equity Index Fund - Invests in a portfolio consisting of common stocks of the S&P 500 Index, an unmanaged index. The assets are managed by American Express Trust Company as part of the American Express Trust Equity Index Fund I.

Income and Growth Fund - Invests primarily in common stocks selected from a universe of the 1,500 largest companies traded in the United States. The assets are invested in the American Century Income & Growth Fund (Advisor Class).

Growth Fund - Invests in a portfolio of companies with significant growth potential due to superiority in technology, marketing, or management. Stocks of these companies may be subject to more price volatility than the stock market as a whole. The assets are invested in the American Express New Dimensions Fund (Class Y).

   --------------------------------------------

Large Cap Core Fund - Typically owns between 90 and 120 different stocks diversified across industry sectors similar to the S&P 500 Index. The assets are invested in the Bank of America Large Cap Core Equity Fund.

International Fund - Invests in common stocks of issuers outside the United States with expected high growth rates, financial strength, a high current valuation, management expertise and innovation. The assets are invested in the Janus Overseas Fund.

Emerging Growth Fund - Invests in common stocks of small or medium-sized companies. Stocks of these companies may be subject to abrupt or erratic price movements. Some of these companies may also have fewer financial resources. The assets are managed by American Express Trust Company as part of the American Express Trust Emerging Growth Fund II.

DeVry Inc. Stock Fund - Invests only in the common stock, $0.01 par value, of the Company. The assets are managed by the Plan's trustee, American Express Trust Company.

The number of participants in each of the Plan's funds was as follows:

                                                        June 30
                                                     --------------
                                                      2002     2001
                                                     -----    -----
        U.S. Government Securities Fund II           1,520    1,172
        Income Fund                                  1,214    1,075
        Bond Fund                                      660      490
        Balanced Fund                                1,182    1,125
        Equity Index Fund                              454      250
        Income and Growth Fund                         387      218
        Growth Fund                                    458      314
        Large Cap Core Fund                          1,674    1,736
        International Fund                             527      408
        Emerging Growth Fund                         1,510    1,492
        DeVry Inc. Stock Fund                        1,569    1,527


Participants are fully vested in their 401(k) contributions and related investment earnings or losses. Participants vest in the Company's matching and discretionary contributions and related investment earnings and losses based upon the following vesting schedule:

   --------------------------------------------

         Years of Service        Vesting %
         ----------------        ---------
                1                  20%
                2                  40%
                3                  60%
                4                  80%
                5                 100%

Participant contributions and the Company's contribution for its 1% or 2% match of compensation of participants who make 401(k) contributions on a before-tax basis are allocated after each payroll to participants' accounts. The Company's discretionary contribution, if any, is allocated to participants' accounts following the end of the plan year for which the contribution is declared. As of June 30, 2002, the discretionary contribution of $4,348,394 for the plan year 2002 has not yet been allocated to participants' accounts. Interest, dividends and investment gains or losses are allocated to participants' accounts daily. Allocations are based upon participants' earnings, seniority or account balances as defined in the Plan. Forfeitures of the unvested or unclaimed portions of former participants' balances are annually allocated to the accounts of the remaining participants.

Former employees may elect to receive a lump sum distribution or, under certain circumstances, to maintain their vested account balances in the Plan but they are not eligible to receive any future Company matching or discretionary contributions.

Active participants may, under certain circumstances, withdraw a portion of their 401(k) account balance. These withdrawals may be in the form of loans, which are to be repaid with interest over a period not to exceed five years (ten years under certain limited circumstances). Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. The interest rate is based on the prime rate plus 1%. Loans are repaid through payroll deductions. Permanent withdrawals of contributions, but not earnings, may also be made if the Internal Revenue Service (IRS) defined hardship conditions are met. A permanent withdrawal is treated as a taxable distribution to the participant. Upon retirement or after age 591/2, participants may elect a lump sum distribution or one of several annuity payment plans.

The Company anticipates that the Plan will continue without interruption but reserves the right to terminate or freeze the Plan at any time. In the event the Plan is terminated or frozen, all amounts not yet allocated to the participants' accounts will be allocated in accordance with the provisions of the Plan. The resultant participants' accounts then become fully vested. If the Plan is terminated, the assets in the Plan will be completely distributed. If the Plan is frozen, the assets of the Plan will be retained in the Plan for distribution at such time and in such a manner as the Plan provides.

2. Summary of Significant Accounting Policies:
   -------------------------------------------

   (a) Basis of Accounting
       -------------------
       The financial statements of the Plan are prepared on the accrual basis of accounting.

   (b) Use of Estimates
       ----------------
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

   (c) Risk and Uncertainties
       ----------------------
       The Plan provides for various investment options in several mutual funds. Investing in mutual funds presents various risks, such as interest rate and market volatility. Due to the level of risk associated with certain investment options and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net asset available for benefits and the statements of changes in net assets available for benefits.

   (d) Contributions
       -------------
       Contributions from participants are recorded in the period payroll deductions are made. The Company's 401(k) matching contributions are recorded in the same period as the participant contributions are made. The Company's discretionary contribution, if any, is recorded in the period for which the contribution is declared.

   (e) Valuation and Income Recognition
       --------------------------------
       The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and collective investment trusts are valued at the net asset value of shares or units held by the plan at year end. Participant loans receivable are stated at cost which approximates fair market value.

       Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

   (f) Expenses
       --------
       Investment expenses incurred by the manager of the funds and directly related administrative expenses are deducted from the earnings of the Plan. Other administrative expenses are paid by the Company.

3. Investments:
   ------------
The following presents investments (all are participant-directed) that represent 5 percent or more of the Plan's net assets.

                                                            June 30
                                                 ------------------------------
                                                      2002             2001
                                                 -------------    -------------
  CIGNA Income Fund (3,349,370.393 and
   3,000,809.640 units at June 30, 2002
   and 2001, respectively)                       $  37,774,199    $  31,904,608
  AIM Balanced Fund (Class A) (362,421.715
   and 308,202.690 units at June 30, 2002
   and 2001, respectively)                           8,223,349        8,527,968
  DeVry Inc. Common Stock (2,107,341.729
   and 2,278,338.636 units at June 30, 2002
   and 2001, respectively)                          14,633,381       24,663,016
  Bank of America Large Cap Core Fund
   (6,004,304.760 and 6,044,609.999 units
   at June 30, 2002 and 2001, respectively)         40,144,782       49,396,553
  American Express Trust Emerging Growth
   Fund II (1,087,253.813 and 945,279.886
   units at June 30, 2002 and 2001, respectively)   17,543,928       17,562,355
  All other investments                             22,267,584       16,746,772
                                                 -------------    -------------
                                                 $ 140,587,223    $ 148,801,272
                                                 =============    =============


4. Tax Status:
   ----------
The Plan has received a favorable determination letter from the Internal Revenue Service dated April 20, 1995. Furthermore, the Company believes the Plan has been administered in accordance with Internal Revenue Code requirements and is therefore exempt from federal income taxes.

                           Supplemental Schedule
                           ---------------------


                                DEVRY INC.
                      PROFIT SHARING RETIREMENT PLAN
                      ------------------------------
                FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
                -----------------------------------------
             SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
             -----------------------------------------------
                             AT JUNE 30, 2002
                             ----------------


(a)                (b)                            (c)                        (d)           (e)
	Identity of issue, borrower,
        Lessor, or similar party       Description of Investments            Cost      Current Value
        ----------------------------   --------------------------      --------------  -------------

  *     American Express Trust         U.S. Government Securities
                                       Fund II (6,424,534.770 units)    $   6,424,535   $   6,424,535

        Connecticut General Life       CIGNA Income Fund
         Insurance Company             (3,349,370.393 units)               34,177,762      37,774,199

  *     American Express Trust         AXP Bond Fund  (Class Y)
                                       (1,008,336.341 units)                4,835,942       4,749,264

        AIM Advisors, Inc.             AIM Balanced Fund (Class A)
                                       (362,421.715 units)                 11,065,875       8,223,349

  *     American Express Trust         American Express Trust Equity
                                       Index Fund I (70,186.981 units)      2,410,226       2,053,741

        American Century               American Century Income &
                                       Growth Fund (Advisor Class)
                                       (63,107.139 units)                   1,740,379       1,538,552

  *     American Express Trust         AXP New Dimensions Fund
                                       (Class Y) (99,763.981 units)         2,649,562       2,149,914

        Bank of America                Large Cap Core Fund
                                       (6,004,304.760 units)               58,001,175      40,144,782

        Janus Capital Corporation      Janus Overseas Fund
                                       (95,826.677 units)                   2,289,541       1,734,463

  *     American Express Trust         American Express Trust
                                       Emerging Growth Fund II
                                       (1,087,253.813 units)               23,697,097      17,543,928

  *     American Express Trust,        DeVry Stock Fund
         Trustee                       (2,107,341.729 units)               20,969,925      14,633,381

  *     American Express Trust,        Participant Loans (Interest
         Trustee                        rates of 5.75% to 10.50%)                   -       3,611,824

  *     American Express Trust         Cash                                     5,291           5,291
                                                                        -------------   -------------
                                                                        $ 168,267,310   $ 140,587,223
                                                                        =============   =============

*Indicates party-in-interest.